SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:
Name: John Hancock Flexible Income Opportunities Fund
Address of Principal Business Office:

601 Congress Street
Boston, Massachusetts 02210
Telephone Number: 1-800-344-1029
Name and address of agent for service of process:
THOMAS M. KINZLER, ESQ.
601 Congress Street
Boston, Massachusetts 02210-2805
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 22nd of July, 2011.

JOHN HANCOCK FLEXIBLE INCOME OPPORTUNITIES FUND
By:	/s/ Keith F. Hartstein
Keith F. Hartstein
President and Chief Executive Officer

Attest:	/s/ Kinga Kapuscinski Kinga Kapuscinski
Assistant Secretary